Exhibit 11
Computation of Per-Share Earnings
Milacron Inc. and Subsidiaries
(Unaudited)

	Three Months Ended
	March 31,
(In thousands, except per-share amounts)	2008	2007

Loss from continuing operations	$(6,864)	$(10,663)
Loss from discontinued operations	—	(130)

Net loss	$(6,864)	$(10,793)
Less preferred dividends	(1,560)	(1,560)
Less beneficial conversion feature related to Series B Preferred Stock	(779)	(779)

Net loss applicable to common shareholders	$(9,203)	$(13,132)

Basic and diluted loss per-share (a):
Weighted-average common shares outstanding	5,227	4,897

Per-share amount:
Continuing operations	$(1.76)	$(2.66)
Discontinued operations	—	(.02)

Net loss	$(1.76)	$(2.68)

(a)	In both 2008 and 2007, the 5.7 million common shares into which the 6% Series B Convertible Preferred Stock is convertible are excluded because their inclusion would result in a smaller loss per common share, as are potentially dilutive restricted shares.